Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

August 25, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Elena Stojic
Mr. Jeff Long

Re:	Franklin Federal Tax-Free Income Fund (the “Registrant”)
File No. 333-258234

Dear Ms. Stojic and Mr. Long:

Set forth below are the Registrant’s responses to the comments conveyed telephonically by Mr. Long on August 12, 2021 and by Ms. Marquigny, on behalf of Ms. Stojic on August 19, 2021, to Registrant’s counsel with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of the Franklin Florida Tax-Free Income Fund, Franklin Kentucky Tax-Free Income Fund and Franklin Tennessee Municipal Bond Fund into the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 28, 2021, under the Securities Act of 1933 (the “Securities Act”).
Below we have included your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

Disclosure Comments on the Joint Proxy Statement/Prospectus

1.	Text: Notice of Joint Special Meeting of Shareholders

Comment:  Separate the single proposal for all three funds so that there is a separate proposal that each individual Fund will approve.  Alternatively, provide the legal basis for having one proposal that all three Funds will approve.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Response: Revised as requested.

2.	Text: Cover page of Joint Prospectus/Proxy Statement

Comments:

(a) On this page and throughout the document, remove brackets and complete any disclosure that contain blanks.

Response: Revised as requested.

(b) Please supplementally confirm that holding a meeting by means of remote communications is consistent with applicable state law and the Target Funds’ charter documents.

Response:  The Florida Tax-Free Income Fund and Franklin Kentucky Tax Free Income Fund are each series of the Franklin Tax Free Trust (“FTFT”), and the Franklin Tennessee Municipal Bond Fund is a series of the Franklin Municipal Securities Trust (“FMST”).  FTFT and FMST  are each organized as Delaware statutory trusts.  Although each of FTFT’s and FMST’s Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting.  Section 3806(f) of the DSTA provides that: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.”

(c) Please advise whether there are any intentional changes that will impact a shareholder’s ability to ask questions or make statements at the shareholder meeting.

Response:  Because the meeting will be conducted via live webcast and it would be extremely disruptive if more than one shareholder could speak at the same time, questions and statements by shareholders will be made through a moderator.

  (d)  Please consider adding a phone number for technical assistance to address any problems that shareholders may have with logging in or other technical matters during the day of the shareholder meeting.

Response:  The Registrant intends to arrange to provide shareholders who have registered to attend the Meeting, a phone number for technical assistance in a communication that will be sent following a shareholder’s registration to attend the Meeting.  The Registrant also notes that the Prospectus/Proxy Statement currently discloses under “Voting Information- May I Attend the Meeting”: “The Funds encourage you to access the Meeting a few minutes prior to the start time leaving ample time for the check in. For technical assistance in accessing the Meeting, shareholders can email attendameeting@astfinancial.com.”

3.
Text:  Page 2- the first sentence of the first paragraph immediately under the table states: “This Prospectus/Proxy Statement includes information about the Plan and the Acquiring Fund that you should know before voting on the Plan, which if approved, could result in your investing in the Acquiring Fund.”  [Emphasis added to clarify comment]

Comment:  Please revise the sentence to state: “This Prospectus/Proxy Statement includes information about the Plan and the Acquiring Fund that you should know before voting on the Plan, which if approved, would result in your investing in the Acquiring Fund.”  [Emphasis added to clarify comment]

Response: Revised as requested.

4.	Text: Page 4- the section titled: “What will happen if shareholders approve the Plan?” The first sentence of the answer states:

If a Target Fund’s shareholders vote to approve the Plan, then shareholders of the Target Fund will become shareholders of the Acquiring Fund on or about November 19, 2021, and will no longer be shareholders of the Target Fund. [Emphasis added to clarify comment]

Comment: State the date of the closing of the transaction with more specificity (i.e. remove the words “or about”).

Response: Revised as requested.

5.	Text: Page 5- the section titled: “How will the Transaction affect me? -Investment Goals, Strategies, Policies and Risks”

Comment:  Provide more discussion of the material differences between the Funds and their risk implications.  The side by side comparison of the similar and different investment policies does not provide enough information for a shareholder to make an informed decision.

Response: Revised as requested.

6.	Text: Page 6- the second to last sentence of the second paragraph states:

However, for Florida and Tennessee investors, there is no longer a state tax benefit for Florida and Tennessee investors to invest in municipal bonds of Florida and Tennessee governmental authorities, respectively.

Comment: Please clearly state that Kentucky shareholders will lose a state tax benefit.

Response: Revised as requested.

7.	Text : Page 7- the section titled: “Past Performance”:

Comment: Please identify who the accounting survivor will be among the Funds.

Response: Revised as requested.

8.	Text: Page 24- the first Board consideration titled “Larger Acquiring Fund.”

Comment: Please describe in greater detail how a larger Acquiring Fund will benefit shareholders of the Target Fund.

Response: Revised as requested.

9.	Text: Page 25- the first the first complete sentence at the top of the page states:

However, the Boards considered that for Florida and Tennessee investors, there is no longer a state tax benefit for Florida and Tennessee investors to invest in municipal bonds of Florida and Tennessee governmental authorities, respectively.

Comment:  Please provide disclosure regarding why the reorganization is beneficial for the shareholders of the Kentucky Tax-Free Fund and also add disclosure regarding whether there remains a state tax benefit for Kentucky investors to invest municipal bonds of Kentucky government authorities.

Response:  The Registrant believes that the Board Considerations already discloses the benefits of the Reorganization to shareholders of the Target Funds, including reorganizing into a larger Fund with lower expenses and better performance with similar investment objectives and strategies.  Additional disclosure has been added that the Board noted that if the Reorganization is approved and consummated, Kentucky investors will no longer own an investment that invests at least 80% of its net assets in securities that are exempt from Kentucky income taxes, and as a result, the Kentucky state income tax benefits that existed from investing in the Kentucky Tax-Free Fund will be greatly reduced or eliminated.

10.	Text: Page 40- the section titled “Principal Holders of Shares” and related Exhibit C.

Comment: Please complete bracketed information and related tables in Exhibit C.

Response: Revised as requested.

11.	Text: Exhibit A- Form of Agreement and Plan of Reorganization.

Comment: Please provide actual agreement and plan of reorganization.

Response: Revised as requested.

Accounting and Disclosure Comments on the Statement of Additional Information

12.	Text: Page 2- The second sentence under the section titled: “Incorporation of Documents by Reference into the SAI” states:
The Target Fund shall be the accounting and performance survivor in the Transaction. [Emphasis added to clarify comment]

Comment: Revise sentence to state:
The Acquiring Fund shall be the accounting and performance survivor in the Transaction. [Emphasis added to clarify response]

Response: Revised as requested.

Disclosure Comment on the Proxy Card

13.	Comment: Consider using three separate proxy cards which would include a proposal that describes the reorganization as it applies to the particular Target Fund.

Response: Revised as requested.

The Registrant believes that it has fully responded to the Staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

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